Exhibit 99.1

Explanation of Responses:

1.	Shares held directly by Brookfield Retail Holdings VII LLC, a Delaware limited liability company (“BRH VII”).

2.	Shares held directly by Brookfield Retail Holdings II Sub III LLC, a Delaware limited liability company (“BRH II Sub”).

3.	Shares held directly by BW Purchaser, LLC, a Delaware limited liability company (“BWP”).

4.	Shares held directly by Brookfield Retail Holdings Warrants LLC, a Delaware limited liability company (“BRH Warrants”).

5.	Shares held directly by Brookfield BPY Retail Holdings II Subco LLC, a Delaware limited liability company (“New GGP Subco”).

6.	Shares held directly by New Brookfield BPY Retail Holdings II LLC, a Delaware limited liability company (“New LLC 1”).

7.	Shares held directly by BPY Retail V LLC, a Delaware limited liability company (“BPY V”).

8.	Shares held directly by New GGP Warrants LLC, a Delaware limited liability company (“New GGP Warrants”)

9.	Shares held directly by Brookfield Retail Mall LLC, a Delaware limited liability company (“Retail Mall”).

10.	Shares held directly by BPY Retail I LLC, a Delaware limited liability company (“BPY I”).

11.	Each of the Reporting Persons, as an indirect parent of each of BRH VII, BRH II Sub, BWP, BRH Warrants, New GGP Subco, New LLC 1, BPY V, New GGP Warrants, Retail Mall and BPY I (collectively, the “Direct Holders”), may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares of Common Stock and Series B Preferred Stock of the Issuer (“Class B Stock”) that are directly beneficially owned by each of the Direct Holders. On July 27, 2018 prior to the market open, pursuant to that certain Amended and Restated Class B Stock Exchange Agreement, dated as of June 25, 2018, by and among the Issuer and the Direct Holders, each Direct Holder exchanged each share of Common Stock owned by it for one share of Class B Stock. In the event that the Agreement and Plan of Merger, dated as of March 26, 2018 (as amended on June 25, 2018, and as it may be further amended or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among Brookfield Property Partners L.P., Goldfinch Merger Sub Corp. and the Issuer, is terminated in accordance with its terms prior to the time at which the amendment and restatement of the Issuer’s Certificate of Incorporation is filed with and accepted by the Secretary of State of the State of Delaware pursuant to the terms of the Merger Agreement, then each share of Class B Stock shall be automatically, without action by the Issuer or any holder, converted into one fully paid and non-assessable share of Common Stock, without the payment of any accrued and unpaid dividends. In accordance with Instruction 4(b)(iv), the entire amount of the Common Stock and Class B Stock that is owned by each Direct Holder is reported herein. Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock and Class B Stock that is beneficially owned by each Direct Holder, except to the extent of any indirect pecuniary interest therein.